FORM 4

[ ]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).


		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

		  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
	     Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person
Lindsey                   Garth                 S.
(Last)                   (First)             (Middle)
		 132 South Rodeo Drive
		      Fourth Floor
			(Street)
Beverly Hills              CA                  90212
(City)                   (State)               (Zip)

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2. Issuer Name and Ticker or Trading Symbol

  Unite Television, Inc. (UTVI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4. Statement of Month/Year

   6/97
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5. If Amendment, Date or Original (Month/Year)
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

	      Director                                    10% Owner
  ----------                                   ----------
       x      Officer (give title below)                   Other
  ----------                                   ---------- (specify
    Executive Vice President                               below)
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7. Individual or Joint/Group Filing
   X  Form filed by one Reporting Person
  ---
      Form filed by more than one Reporting Person
  ---
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
   (Inst.3)                Date              Code               Acquired (A)       Securities          Form:           Indirect
			  (Month/Day/Year)   (Instr. 8)         or Disposed        Beneficially        Direct (D)      Beneficial
							       of (D) (Instr.     Owned at End        Indirect (I)    or Ownership
					     Code   V           3,4, and 5)        of Month           (Instr. 4)      (instr. 4)
										  (Instr. 3 and 4)
							    Amount    (A)  Price
								       or
								      (D)

Common Stock              06/19/97           M              2,000     A    27.25
			  06/27/97           M              2,500     A    27.25
			  06/19/97           S              1,000     D    94.25
			  06/19/97           S              1,000     D    94.50
			  06/27/97           S              1,500     A    94.25
			  06/27/97           S              1,000     A    94.50    -0-              D
										    545              I               By trust
										    8,608            I               By trust(1)

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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
				     of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.Title of         2.Conversion or      3.Transaction  4.Transaction  5. Number of        6.Date
  Derivative         Exercise Price       Date           Code (Instr.    Derivative         Exercisable
  Security           of Derivative        (Month/        8)              Securities         and Expiration
  (Instr.3)          Security             Day/Year)                      Acquired (A)       Date
									 or Disposed        (Month/Day/Year)
									 (D) (Instr.3,
									 4 and 5)
									 (A)       (D)        Date         Expiration
											      Exercisable  Date
Employee stock option
  (right to buy)       27.25                6/19/97        M                       1,500      12/17/93     12/16/97
		       27.25                6/19/97        M                         500      12/17/94     12/16/97
		       27.25                6/27/97        M                       1,000      12/17/94     12/16/97
		       27.25                6/27/97        M                       1,500      12/17/95     12/16/97
7.Title and               8.Price of             9.Number of            10.Ownership     11.Nature
  Amount of                 Derivative             Derivative              Form of          of
  Underlying                Security               Securities              Derivative       Indirect
  Securities                (Instr. 5)             Beneficially            Security:        Beneficial
  (Instr.3                                         Owned at End            Direct (D)       Ownership
  and 4)                                           of Month                or               (Instr.4)
						   (Instr.4)               Indirect (I)
									   (Instr.4)
  Title          Number
		 of Shares

  Common Stock   1,500        --                     -0-                     D
  Common Stock     500        --                                             D
  Common Stock   1,000        --                     -0-                     D
  Common Stock   1,500        --                     -0-                     D

Explanation of Responses:
(1)  Shares held in Employees Stock Purchase Plan as of  3/31/97.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

 /s/  Garth S. Lindsey                          July 1, 1997
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   **Signature of Reporting Person                  Date